Exhibit 99.1

QUARTERLY REPORT as of March 31, 2016:

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended March 31, 2016

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended March 31, 2016:

1.	The Company and its Operations

1.1.	Introduction

The Company, through its public and private investees1 (collectively: the “Group”), is engaged in the acquisition, development and management of supermarket-anchored shopping centers in over 20 countries throughout the world, focusing on urban growth markets. Furthermore, the Group continues to explore and realize business opportunities by acquiring shopping centers and/or companies that operate within its core business (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Group’s strategy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Moreover, the Group actively focuses on urban growth markets, in which it acquires dominant properties that the Group’s assesses will provide long-term growth opportunities. At the same time, the Group is working on selling properties that are not core properties and that have limited growth potential.

In addition, as part of its strategy, the Company examines alternatives for enlarging the private real estate component of its activity (operations that are not owned through public companies), which, in the opinion of Company management, is expected to grow the cash inflows received directly by the Company and is also likely to improve the Company’s costs structure by creating cost efficiencies and economies of scale. Moreover, it is the Company’s belief that increasing the number of properties that it directly owns is likely to strengthen its financial ratios, which, in turn, should improve the Company’s financial strength, leading to an upgrade in its debt rating and, consequently, to a reduction in its borrowing costs. Company management believes that the implementation of this policy will increase the return for shareholders.

1.2.	Group Properties

As of March 31, 2016 (the “Reporting Date”), the Group owns and manages 439 properties, as follows:

●	431 shopping centers of various sizes, including 6 shopping centers under development

●	8 other properties

The above properties have a gross leasable area (“GLA”) of 6.5 million square meters and are presented in the Company’s books at their fair value of NIS 75.0 billion and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of March 31, 2016) of NIS 6.1 billion. Assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of the properties managed by the Group, the properties have a value of NIS 81.2 billion and generate annual rental income of NIS 6.6 billion.

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of March 31, 2016, the Company owns 35.1% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, Massachusetts and in Washington DC, and on the West Coast of the United States, mainly in California. EQY owns1 124 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 1.5 million square meters.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of March 31, 2016, the Company owns 39.2% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Quebec, Ontario, Alberta and British Columbia. FCR owns 157 income-producing properties, primarily supermarket-anchored shopping centers with a total GLA of 2.2 million square meters, and 3 shopping centers under development.

In Brazil, the Company operates in the shopping centers sector, primarily in Sao Paulo, through subsidiaries (“Gazit Brazil”) (100%). As of March 31, 2016, Gazit Brazil owns 6 shopping centers with a total GLA of 78 thousand square meters, one shopping center under development a plot of land.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of March 31, 2016, the Company owns 43.4% of CTY’s share capital. CTY operates in Finland, Norway, Sweden, Estonia and Denmark and owns1 63 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 1.3 million square meters, as well as a shopping center under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), public company that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of March 31, 2016, the Company owns 54.9% of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Slovakia and Russia and It owns1 67 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 1.1 million square meters, and land for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of March 31, 2016, Gazit Germany owns 3 shopping centers, with a total GLA of 48 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (84.7%, 75% on a fully diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing properties, primarily supermarket-anchored shopping centers in Israel, with a total GLA of 122 thousand square meters, and a property under development, as well as land for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where they own a shopping center with a GLA of 7 thousand square meters and land for future development. For details regarding accords for the acquisition of interest in Gazit Development owned by Mr. Ronen Ashkenazi (who owns the remaining shares of Gazit Development) refer to Note 5e to the financial statements.

In addition, until January 2016, Gazit Development also owned, through subsidiaries, 84.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group mainly operates in the development and construction sector, primarily of residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor (including through an interest in the share capital of U. Dori Construction Ltd. ("Dori Construction)). For details regarding the sale of all the shares in Dori Group owned by Gazit Development, in January 2016 refer to Notes 3d to the financial statements. As a result of the sale, from the first quarter of 2016, the Company has discontinued consolidating the activities of Dori Group in the financial statements.

[1]	Includes jointly controlled properties.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The regions (marked ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including updated presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.com

www.firstcapitalrealty.ca

www.citycon.com

www.aere.com

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.3.	Effect of the Macro-Economic Environment on the Company's Activity

The Group’s activity is affected by the macro-economic environment in the various countries in which it operates. Such macro-economic factors include private consumption, the rate of unemployment, the level of demand, etc. All these impact on occupancy rates at properties, rentals and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

Moreover, the state of the financial markets, the interest environment, the price of the Group companies’ shares and the accessibility to the capital markets all have an impact on the level of the Company’s liquidity, its ability to meet its commitments, its capacity to make new investments and the financial stability of the Company. In addition, the macro-economic environment, the condition of the financial markets and the interest rate have an effect on the Group's properties value.

Economic crises, a downturn in private consumption and volatility in the financial markets could have an adverse effect on the Group’s ongoing activities, its funding options and its ability to raise equity and debt.

As of March 31, 2016, the Company is reporting stability in occupancy rates and an increase in average rental rates, at the group’s properties. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitute forward-looking statements.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.4.	Highlights – First quarter of 2016 (the "Quarter”)

(NIS in millions, other than per share data)	For the 3 months ended March 31,
	2016	2015	Change
Rental income	1,539	1,527	0.8%
NOI (*)	1,052	1,028	2.3%
Proportionately consolidated NOI (**)	487	500	(2.6%)
FFO (***)	135	160	(16%)
Diluted FFO per share (NIS) (***)	0.69	0.90	(23%)
The number of shares used in calculating the diluted FFO per share (in thousands)	195,566	178,507	10%

Acquisition, construction and development of investment property (****)	997	861	-
Disposal of investment property (****)	798	393	-
Fair value gain from investment property and investment property under development, net	249	107	-
Net earnings (loss) for equity holders of the Company	(278)	376	-
Diluted net earnings (loss) per share (NIS)	(1.44)	2.10	-
Cash flows from operating activities	290	175	-
Net debt to total assets	50.8%	49.3%
Equity attributable to equity holders of the Company	7,378	7,842	-
Equity per share attributable to equity holders of the Company (NIS)	37.7	44.0	-
Net asset value per share (EPRA NAV) (NIS) (*****)	52.4	59.1	-
EPRA NNNAV per share (NIS) (*****)	37.8	38.9	-

(*)	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
(**)	For the Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(***)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(****)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.
(*****)	Refer to section 2.4 below.

●	As of March 31, 2016, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 10.4 billion (NIS 3.1 billion in the Company and wholly-owned subsidiaries).

●	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company increased in the Quarter by NIS 39 million (net of the effect of cross-currency swap transactions).

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.5.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of March 31, 2016):

[1]	For details regarding accords for the acquisition of Mr. Ronen Ashkenazi's interest in Gazit Development, refer to Note 5e to the financial statements.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.6.	Breakdown of Net Operating Income ("NOI"), according to the Company’s operating regions[1]:

Q1 2016	Q1 2015

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company's holdings as of March 31, 2016:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 31.3.2016 (NIS in millions)
EQY	Shares (NYSE)	49.6	35.1	3,406	5,357
FCR	Shares (TSX)	88.6	39.2	4,184	5,324
CTY	Shares (OMX)	386.1	43.4	4,237	3,670
ATR	Shares (VSX, Euronext)	206.7	54.9	4,610	3,105
Europe	Income-producing property	-	-	436	-
Europe[1]	Land for future development	-	-	184	-
Brazil	Income-producing property and property under development	-	-	1,107	-
Israel[1]	Income-producing property	-	-	2,078	-
Israel[1]	Property under development and land	-	-	211	-
Total assets		-	-	20,453	-

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded solo basis”) as of March 31, 2016:

NIS in millions
Debentures[2]	12,456
Debts to financial institutions	2,820
Total debentures and debts to financial institutions (*)	15,276
Other monetary liabilities	354
Total monetary liabilities	15,630
Less - monetary assets	1,763
Less - other investments[3]	1008
Monetary liabilities, net	12,859
Other liabilities[4]	216
Total liabilities, net	13,075

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[5]	Financial Institutions	Total	%
2016	929	190	1,119	7
2017	769	9	778	5
2018	1,345	941	2,286	15
2019	1,5086	990	2,498	16
2020	1,177	561	1,738	12
2021	990	-	990	7
2022	888	43	931	6
2023	1,057	43	1,100	7
2024	1,209	43	1,252	8
2025	494	-	494	3
2026 and after	2,090	-	2,090	14
Total	12,456	2,820	15,276	100

1	Presented according to the proportionate consolidation method (84.7%). For details regarding accords for the acquisition of Mr. Ronen Ashkenazi’s interest in Gazit Development, refer to Note 5e to the financial statements.
2	Excludes an asset of NIS 354 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
3	Comprised primarily of the investment in participation units in private equity funds, shares in BR Malls that are presented at market value and a capital note and loans in Dori Group in an amount of NIS 115 million (the Company’s share).
4	Includes a provision for taxes, net in an amount of NIS 221 million, after deducting intangible assets in an amount of NIS 5 million.
5	Includes a private, unsecured loan from an institutional investor in the total amount of NIS 665 million.
6	Includes a payment of NIS 760 million with respect to the principal of debentures (Series J), which are secured by investment property; refer to section 7 below.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds From Operations) is to be presented in the “Description of the Company's Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations to its fair value), changes in the fair value of financial instruments measured through profit and loss, gains or losses on the sale of properties, and other types of gains and losses.

The Adjusted EPRA Earnings (or “FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments against the accounting net income (loss) are presented in the table below.

The Company believes that the Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 3 months ended March 31,		For the year ended December 31
	2016	2015	2015
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	(278)	376	620

Adjustments:
Fair value gain from investment property and investment property under development, net	(249)	(107)	(711)
Capital loss on sale of investment property	(1)	5	106
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	526	(575)	(693)
Adjustments with respect to equity-accounted investees	(5)	12	(50)
Loss from disposal of investee	-	1,533	1,533
Deferred taxes and current taxes with respect to disposal of properties	89	41	138
Gain from bargain purchase, net of goodwill amortization	-	(1,067)	(1,026)
Acquisition costs recognized in profit or loss	1	1	41
Loss (gain) from early redemption of interest-bearing liabilities	29	(1)	78
Non-controlling interests' share in above adjustments	65	42	395

Nominal FFO (EPRA Earnings)	177	260	431

Additional adjustments:

CPI linkage differences	(71)	(142)	(77)
Depreciation and amortization	4	5	21
Adjustments with respect to equity-accounted investees	-	(3)	-
Other adjustments (1)	25	40	252

FFO according to the management approach (Adjusted EPRA Earnings)	135	160	627
FFO according to the management approach per share (basic and diluted) (in NIS)	0.69	0.90	3.51
Number of shares used in the basic FFO per share calculation (in thousands) (2)	195,476	178,414	178,426
Number of shares used in the diluted FFO per share calculation (in thousands) (2)	195,566	178,507	178,601

1	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods (including a provision for legal proceedings), non0recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group in comparable periods) and the cost of debt with respect thereto, and non-recurring restructing expenses, and internal costs (mainly salary) incurred in the leasing of properties.
2	Weighted average for the period.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of March 31, 2016, based on capitalization of net operating income methodology (“NOI”). The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended March 31,		For the year ended December 31
	2016	2015	2015
	NIS in millions
Rental income	1,539	1,527	6,150

Property operating expenses	487	499	1,966

NOI for the period	1,052	1,028	4,184

Less - minority's share in NOI	(579)	(535)	(2,179)

Add - Company's share in NOI of jointly controlled companies [1]	14	7	45

NOI for the period - the Group's proportionate share	487	500	2,050

NOI for a year - the Group's proportionate share	1,9482	2,0002	2,050

1	Companies that are presented according to the equity method.
2	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the first quarter of 2016:

Cap Rate:	5.75%	6.00%	6.25%	6.50%	6.75%
Value of income-producing property (NIS in millions) (*)	33,882	32,470	31,172	29,973	28,863

(*)	Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of March 31, 2016, amounted to NIS 1,688 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of March 31, 2016, amounted to NIS 24,393 million.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, whose objective is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging for which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA recommendations. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of March 31,		As of December 31,
	2016	2015	2015
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,378	7,842	7,512
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority's share)(1)	2,706	2,861	2,795
Fair value asset adjustment for financial derivatives, net(2)	166	(147)	34

Net asset value - EPRA NAV	10,250	10,556	10,341

EPRA NAV per share (in NIS)	52.4	59.1	52.9

EPRA NNNAV

EPRA NAV	10,250	10,556	10,341
Adjustment of financial liabilities to their fair value	(1,036)	(2,000)	(1,035)
Other adjustments to provision for deferred taxes(3)	(1,662)	(1,753)	(1,689)
Fair value asset adjustment for derivatives, net	(166)	147	(34)
Adjusted net asset value - EPRA NNNAV	7,386	6,950	7,583
EPRA NNNAV per share (in NIS)	37.8	38.9	38.8

Issued share capital of the Company (in thousands) used in the calculation(4)	195,575	178,608	195,611

1	Net of goodwill generated in business combinations against deferred tax liability.
2	The amount represents the fair value less the intrinsic value of currency hedging transactions.
3	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposal of property, the Group customarily defers the payment of the capital gain tax.
4	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.	In the quarter, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 997 million. The effect of these investments on the operating results of the Group will be reflected in full during the rest of 2016 and thereafter.

Property activities

1)	In the quarter, the Company and its subsidiaries acquired 4 income-producing property, with a total GLA of 28 thousand square meters and land for future development, at a total cost of NIS 437 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 560 million.

2)	Property acquisitions and sales.

	Acquisitions			Sales
	No. of income-producing properties	Acquisition cost of income- producing properties (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of income-producing properties	Proceeds [1] from the sale of properties (NIS in millions)
EQY	-	-	98	3	37
FCR	4	437	169	1	199
CTY	-	-	166	1	148
ATR	-	-	61	10	408
Brazil	-	-	25	-	-
Gazit Development	-	-	41	-	-

3)	Highlights of operational data:

	Income producing	GLA (in thousands of	Average basic monthly rent per square meter				Change in same property	Occupancy rate in core properties		Net debt to total
	properties[2]	square meters)	31.3.2016		31.3.2015		NOI [3]	31.3.2016	31.3.2015	assets
EQY	124	1,530	U.S$	18.0	U.S$	16.4	5.6%	96.2%	95.2%	27.7%
FCR	157	2,242	C$	17.1	C$	16.5	2.3%	95.0%	95.6%	43.6%
CTY	63	1,325		€22.1		€21.8	(2.4%)	96.2%	95.9%	45.0%
ATR	67	1,139		€12.3		€12.7	(5.9%)[4]	95.8%	96.7%	22.3%

1	Net of specific attributed debt.
2	Includes jointly-controlled properties.
3	Change in same property NOI in the Reporting Period compared with the corresponding period last year.
4	Excluding Russia, same property NOI was unchanged.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

4)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of March 31, 2016 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	3	422	291	71
CTY	1	85	87	4
Gazit Development	1	82	4	5
Gazit Brazil	1	305	34	31
	6	894	416	111

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of March 31, 2016 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	8	1,786	306	77
EQY	9	365	565	82
CTY	3	574	540	65
ATR	1	124	116	8
	21	2,849	1,527	232

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3.2.	Material Events During the Reporting Period

Equity issuance

A.	For details regarding the conversion of convertible units into 11.4 million EQY shares by LIH and their sale to the public in the United States, refer to Note 3a1 to the financial statements.

Financing activities

B.	For details regarding the Company’s repurchase of debentures in an amount of NIS 78 million, refer to Note 3b2 to the financial statements.

C.	For details regarding the early redemption of debentures by EQY in the amount of U.S.$ 101 million, refer to Note 3b1 to the financial statements.

Other events

D.	For details regarding the Company’s sale of 6.5 million FCR shares for a total consideration of C$ 117 million, refer to Note 3a2 to the financial statements.

E.	For details regarding the sale of all Dori Group shares, in January 2016, refer to Note 3d to the financial statements.

F.	For details regarding a change in corporate tax rate in Israel, refer to Note 3c to the financial statements.

3.3.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In March 2016, the Company announced that the dividend for the first quarter of 2016 would be NIS 0.46 per share and from the second quarter of 2016 a quarterly dividend would be announced that would not be less than NIS 0.35 (the total dividend to be declared for 2016 will be NIS 1.51 per share), instead of the dividend policy announced in November 2014, pursuant to which an amount of NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis) was distributed.

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company's dividend growth in the years 1999-2016 is shown in the graph below:

Agurot per share (100 Agurot = NIS 1)

*)	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2016 is applied as stated above.

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3.4.	Financial Position

Current assets

Current assets, as of March 31, 2016, total NIS 3.7 billion, compared with NIS 4.6 billion as of December 31, 2015. The decrease in current assets is due primarily to the sale of the shares of Dori Group and discontinued consolidation it's activity, which had held inventory of buildings and apartments for sale in an amount of NIS 0.5 billion, and to the decrease in properties held for sale.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 2,665 million as of March 31, 2016, compared with NIS 2,996 million as of December 31, 2015. The decrease in the balance of equity-accounted investees is due mainly to the sale of Dori Group, which had invested in Dorad Energy Ltd. and in Ronson Europe N.V. The balance of this item as of March 31, 2016 comprises mainly investments in investment property, in FCR's, CTY's, EQY's and ATR's books, made through joint ventures.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) signed with some of the banks in connection with the provision of collateral with respect to the value of the financial derivatives. As of March 31, 2016, the aforesaid balance of financial derivatives amounted to NIS 341 million, compared with NIS 702 million as of December 31, 2015. The decrease is due mainly to the loss from the revaluation of the financial derivatives to their fair value in the Quarter, which was primarily the result of the weakness of the New Israeli Shekel against the Euro, the Canadian Dollar and the Brazilian Real and to the decrease in the consumer price index in Israel.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of March 31, 2016, amounted to NIS 75.0 billion, compared with NIS 74.0 billion as of December 31, 2015.

The increase in these balances in the Quarter is due to the acquisition of investment property and land for future development, to the development of new properties and redevelopment of existing properties net from properties disposals in the net amount of NIS 0.2 billion, to an increase in the value of investment property and investment property under development in the net amount of NIS 0.2 billion and to the change in foreign currency exchange rates (primarily due to the evaluation of the Canadian Dollar, the Euro and the Brazilian Real, against the New Israeli Shekel) amounting to NIS 0.5 billion.

Intangible assets, net

Intangible assets, net, as of March 31, 2016, totaled NIS 915 million, compared with NIS 900 million as of December 31, 2015. The intangible assets mainly consist of goodwill of NIS 744 million that arose from the acquisition of properties in Norway by CTY.

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Current liabilities

Current liabilities, as of March 31, 2016, totaled NIS 5.4 billion, compared with NIS 6.2 billion as of December 31, 2015. The decrease in current liabilities is due mainly to the sale of the shares of Dori Group and discontinued consolidation it's activity, whose current liabilities as of December 31, 2015 included trade payable, advances from project customers and apartment purchasers in the amount of NIS 0.6 billion. The balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.2 billion, compared with NIS 2.3 billion as of December 31, 2015.

As of March 31, 2016, the Group had a negative working capital balance of NIS 1.7 billion. The current assets of NIS 3.7 billion, the approved long-term credit facilities available for immediate drawdown of NIS 7.9 billion, as well as the cash flows provided by operating activities, in aggregate, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of March 31, 2016 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of March 31, 2016, totaled NIS 46.9 billion the same as of December 31, 2015.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of March 31, 2016, amounted to NIS 7,378 million, compared with NIS 7,512 million as of December 31, 2015. The decrease is mainly due to the loss attributable to the equity holders of the Company amounting to NIS 278 million and to the dividend declared amounting to NIS 90 million. The aforesaid decrease was offset by an increase of NIS 234 million in the “Capital reserves” line item (mainly with respect to adjustments arising from the translation of foreign operations, due to changes in currency exchange rates of the Euro, the U.S. Dollar, the Canadian Dollar and the Brazilian Real against the New Israeli Shekel.

The equity per share attributable to the equity holders of the Company as of March 31, 2016 totaled NIS 37.7 per share, compared with NIS 38.4 per share as of December 31, 2015, after dividend distributions of NIS 0.46 per share in the Quarter.

Non-controlling interests

Non-controlling interests, as of March 31, 2016, amounted to NIS 24.2 billion, compared with NIS 23.5 billion as of December 31, 2015. The balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 64.9% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 60.8% of FCR’s equity; the interests of CTY’s other shareholders at a rate of 56.6% of CTY’s equity; and also the interests of ATR’s other shareholders at a rate of 45.1% of ATR’s equity.

The increase in non-controlling interests in the Quarter is mainly due to the issuance of equity by Group companies in the amount of NIS 0.2 billion from the interests of the other shareholders in the comprehensive income of subsidiaries in the amount of NIS 0.5 billion and from the sale of FCR shares in the amount of NIS 0.3 billion. The aforesaid increase was offset by the share of the non-controlling interests in the dividends distributed by the subsidiaries in the amount of NIS 0.3 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 50.8% as of March 31, 2016, compared with 49.3% as of March 31, 2015 and 51.3% as of December 31, 2015.

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3.5	Results of Operations and their Analysis

A.	Results of operations are as follows:

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	NIS in millions (except for per share data)

Rental income	1,539	1,527	6,150
Property operating expenses	487	499	1,966

Net operating rental income	1,052	1,028	4,184

Fair value gain from investment property and investment property under development, net	249	107	711
General and administrative expenses	(175)	(170)	(726)
Other income	9	4	31
Other expenses	(18)	(501)	(795)
Company's share in earnings of equity-accounted investees, net	35	31	234

Operating income	1,152	499	3,639

Finance expenses	(723)	(309)	(1,831)
Finance income	60	617	852

Profit before taxes on income	489	807	2,660
Taxes on income	101	63	166

Net income from continuing operations	388	744	2,494
Loss from discontinued operation, net	(230)	(17)	(188)
Net income	158	727	2,306

Attributable to:

Equity holders of the Company	(278)	376	620
Non-controlling interests	436	351	1,686

	158	727	2,306

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	(0.42)	2.15	4.05
Basic loss from discontinued operation	(1.00)	(0.04)	(0.58)
Total basic net earnings (loss)	(1.42)	2.11	3.47
Diluted net earnings (loss) from continuing operations	(0.44)	2.15	4.02
Diluted loss from discontinued operation	(1.00)	(0.05)	(0.57)
Total diluted net earnings (loss)	(1.44)	2.10	3.45

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The statement of comprehensive income is as follows:

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	NIS in millions

Net income	158	727	2,306

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operation	165	(2,010)	(3,834)
Losses on cash flow hedges	(48)	(28)	(25)
Net gains (losses) on available-for-sale financial assets	106	(26)	(66)
Exercise of capital reserves of sale of previously consolidated subsidiary	51	-	-
Exercise of capital reserves of company accounted for using the equity method	-	452	452
Total other comprehensive income (loss)	274	(1,612)	(3,473)

Total comprehensive income (loss)	432	(885)	(1,167)

Attributable to:
Equity holders of the Company	(20)	(166)	(901)
Non-controlling interests	452	(719)	(266)

	432	(885)	(1,167)

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B.	Analysis of results of operations for the first quarter of 2016

Rental income

Rental income increased by 0.8% to NIS 1,539 million in the Quarter, compared with NIS 1,527 million in the corresponding quarter last year. The increase is due to the acquisition of Sektor, in July 2015, that accounted for NIS 120 million, to the initial operation of properties whose development had been completed, to the operation of additional properties acquired during the last 12 months and to the growth in income from existing properties. The aforesaid increase was offset by the decrease in the average exchange rates sale of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel and by the sale of properties during the last 12 months.

Assuming the average exchange rates of the corresponding quarter last year, the rental income in the Quarter would have increased by 7% compared with the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled NIS 487 million in the Quarter representing 31.6% of total rental income, compared with NIS 499 million, representing 32.7% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income increased by 2.3% to NIS 1,052 million in the quarter (68.4% of rental income), compared with NIS 1,028 million (67.3% of rental income) in the corresponding quarter last year. The increase in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Assuming the average exchange rates of the corresponding quarter last year, the net operating rental income in the Quarter would have increased by 8% compared with the corresponding quarter last year.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Quarter, a fair value gain on its properties in a gross amount of NIS 249 million, compared with a gain of NIS 107 million, in the corresponding quarter last year. During the Quarter, the Group recognized fair value gains from investment property and investment property under development primarily at CTY, at EQY and at FCR, due to a moderate decline in the cap rates.

General and administrative expenses

General and administrative expenses totaled NIS 175 million (11.4% of total revenues), in the Quarter compared with NIS 170 million (11.1% of total revenues) in the corresponding quarter last year. The increase in general and administrative expenses is due mainly to the acquisition of properties in Norway by CTY, in July 2015.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, this line item amounted to earnings of NIS 35 million (earnings of NIS 31 million were recorded in the corresponding quarter last year) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, FCR, EQY and ATR.

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Finance expenses

Finance expenses amounted to NIS 723 million in the Quarter, compared with NIS 309 million in the corresponding quarter last year. The increase in the finance expenses in the Quarter, compared with the corresponding quarter last year, is due mainly to a loss of NIS 302 million recognized in the Quarter on the devaluation of financial derivatives (primarily with respect to currency swap hedging transactions), compared with revaluation gains in the corresponding quarter last year, to a loss of NIS 29 million recognized in the Quarter from the early redemption of interest-bearing debt and to gains of NIS 73 million recognized in the Quarter on devaluation of liabilities linked to the consumer price index, compared with gains of NIS 145 million in the corresponding quarter last year.

The finance expenses in the Quarter reflect average nominal annual interest of 4.1% on the interest-bearing debt of the Company and its subsidiaries, compared with 3.5% in the corresponding quarter last year. The increase in the nominal interest is due mainly to the decrease in the consumer price index that fell 0.9% in the quarter, compared with a decrease of 1.6% in the corresponding quarter last year.

Finance income

Finance income totaled NIS 60 million in the Quarter, compared with NIS 617 million in the corresponding quarter last year. Finance income in the Quarter mainly comprises interest income of NIS 46 million (in the corresponding quarter last year – income of NIS 23 million) and income of NIS 14 million from the gain on realization of securities and dividend income (in the corresponding quarter last year – income of NIS 45 million). Moreover, in the corresponding quarter last year Finance income comprised a NIS 547 million gain on the revaluation of financial derivatives, compared with a devaluation recognized this Quarter in finance expenses.

Taxes on income

Taxes on income totaled NIS 101 million in the Quarter, compared with NIS 63 million in the corresponding quarter last year. Taxes on income in the Quarter comprise deferred tax expenses of NIS 88 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development (in the corresponding quarter last year – expenses of NIS 83 million).

In the Quarter, the Group companies recognized current tax expenses in an amount of NIS 13 million, compared with current tax income of NIS 20 million in the corresponding quarter last year, which included current tax income of NIS 73 million that was recorded against tax expenses carried directly to capital reserves.

Loss from discontinued operation, net

The loss from discontinued operation, net comprises the operating results of Dori Group in the reporting periods, as a result of the selling of Dori Group shares, by Gazit Development, in January 2016. In the Quarter, this line item comprises a loss of NIS 230 million (the Company’s share – NIS 195 million), which consists mainly of a net loss from impairment of capital notes and loans, exercise of capital reserves from translation of foreign operations, and the sale of Dori Group shares.

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3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties (which are used primarily for the payment of dividends), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity (which are used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments).

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.5 billion as of March 31, 2016, and NIS 2.4 billion at the end of 2015. In addition, as of March 31, 2016, the Company and its subsidiaries have unutilized approved1 long-term credit facilities available for immediate drawdown of NIS 7.9 billion, compared with NIS 8.1 billion as of December 31, 2015.

As of March 31, 2016, the Company and its subsidiaries have unutilized approved1 long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 10.4 billion (NIS 3.1 billion in the Company and wholly-owned subsidiaries).

As of March 31, 2016, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 60.0 billion (80.0% of the total investment property and investment property under development).

As of March 31, 2016, the Company had a negative working capital of NIS 1.7 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including wholly-owned subsidiaries), approved1 long-term credit facilities, which are available for immediate drawdown, amounting to NIS 7.9 billion and NIS 2.3 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company and the positive cash flow from operating activity, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

In addition, as of March 31, 2016, the Company has, according to its separate financial statements, continuous negative cash flows from operating activities. This, together with negative working capital, constitutes a warning sign according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, which consequently requires a disclosure be made regarding the forecasted cash flows, which is attached as Appendix C of the Directors’ Report.

This notwithstanding, it should be noted that, in the opinion of the Company’s management, in light of the structure of the Group, the Company’s cash flows should be considered on the basis of the financial statements of the Company and the private subsidiaries under its control (expanded solo basis), according to which the Company has positive cash flows from its continuing operating activities.

[1]	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit, subject to compliance with the terms prescribed in the agreements and with respect to which the Group companies pay various commissions, including a credit allocation fee.

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3.7.	Cash flows

Cash flows from operating activities in the Quarter totaled NIS 290 million, compared with NIS 175 million in the corresponding quarter last year. The cash flows from operating activities were used primarily for the payment of dividends by the Group companies in an amount of NIS 272 million.

In the Quarter, the activities of the Company and its subsidiaries were funded by receipt of loans and credit lines in a net amount of NIS 293 million, by means of sale of subsidiaries and investment in subsidiaries in a net amount of NIS 398 and by means of issuance of equity in an amount of NIS 110 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 199 million and for repayment of debentures in a net amount of NIS 510 million.

3.8.	Repurchase Program

A.	On March 30, 2016, the Company’s Board of Directors resolved to adopt a program (in place of the previous program) for the repurchase of the Company’s debentures in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2017. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. Until publication of this report, no debentures had been repurchased under the aforesaid program.

B.	On March 30, 2016, the Company’s Board of Directors resolved to adopt a program to repurchase Company shares. The program has a scope of up to NIS 100 million and is in effect until March 31, 2017. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). Until publication of this report, no shares had been repurchased under the aforesaid program.

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the CEO and the CFO of the Company. Since March 30, 2016, the approval date of the Company’s annual report for 2015, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.	During the period from January 1, 2016 through the date on which the financial statements were approved, the officers responsible for reporting and managing the Company’s market risks (the Company’s CEO and its CFO) have held and continue to hold regular discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2015, and as of March 31, 2016, were approved as well as at a meeting held on March 17, 2016.

4.3.	Changes in foreign currency exchange rates – From January 1, 2016 through March 31, 2016, the New Israeli Shekel devalued against the Euro, the Canadian Dollar and the Brazilian Real by 0.9%, 3.5%, and 6.2%, respectively and appreciated against the U.S. Dollar by 3.5%. With regard to the effect of exchange rate changes on the Company's equity, as of March 31, 2016, refer to Appendixes A and B of the Director's Report. In addition, from March 31, 2016 until immediately prior to the date of approval of this report, the New Israeli Shekel devalued against the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real by 2.4%, 0.9%, 0.2% and 3.6%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2016 through March 31, 2016, the (known) Israeli consumer price index decreased by 0.9%. As to the effect of changes in the consumer price index on the equity of the Company refer to the linkage bases report as of March 31, 2016, attached as Appendix A of the Directors’ Report. In addition, from March 31, 2016 until immediately prior to the date of approval of this report, the (known) Israeli consumer price index increased by 0.2%.

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4.4.	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations, by conducting occasional hedging transactions to manage the currency exposure. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of March 31, 2016, refer to the table attached as Appendix B of the Directors’ Report.

As of March 31, 2016[1] and December 31, 2015, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

March 31, 2016

December 31, 2015

[1]	Refer also to Appendix B of the Directors’ Report.

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5.	Corporate Governance Aspects

5.1.	Donations

The Group considers itself bound to concern about and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates.

A.	The majority of the Group’s social investment in the Reporting Period was directed to the education field for the benefit of the “Supporting the South” initiative, which had been established by the Company four years earlier. Within the framework of the initiative the Company supports the education systems of periphery towns in the Negev, including providing support for schools, granting scholarships to students, and supporting youth centers.

B.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers and the environment.

In the Quarter, the Group’s donations amounted to NIS 0.8 million.

6.	Disclosure Regarding the Financial Reporting of the Company

6.1.	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding accords for the acquisition of Mr. Ronen Ashkenazi’s interest in Gazit Development, refer to Note 5e to the financial statements.

B.	For details regarding FCR’s engagement with underwriters for issuance of equity in the amount of C$ 100 million, refer to Note 5f to the financial statements.

C.	For details regarding an agreement entered into by EQY for the issuance of debentures in the amount of U.S.$ 200 million, refer to Note 5b to the financial statements.

D.	For details regarding an issuance of debt made by FCR in the amount of C$ 150 million, refer to Note 5d to the financial statements.

E.	For details regarding the early redemption of convertible debentures by FCR in the amount of C$ 121 million in return for the issuance of shares (50%) and cash (50%), refer to Note 5a to the financial statements.

6.2.	Critical Accounting Estimates

During the Reporting Period, there were no changes in the critical accounting estimates. For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements for the year ended December 31, 2015.

7.	Details Concerning the Company’s Publicly-Held Commitment Certificates

Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus that was published on July 29, 2015 (reference no. 2015-01-085353), with the information contained therein being hereby presented by means of this reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2015 is NIS 1,134 million. No material changes have occurred in the value of the pledged properties as of March 31, 2016, compared with their value as of December 31, 2015.

May 25, 2016
Date of Approval	Chaim Katzman	Rachel Lavine
of Directors’ Report	Chairman of the Board of Directors	CEO and Director

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Appendix A of the Directors’ Report

Linkage Bases Report

	March 31, 2016
	NIS - linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - unlinked	Other	Unlinked	Total
	NIS in millions
Assets

Cash and cash equivalents	-	740	118	1,408	26	141	-	2,433
Short-term deposits and loans	-	17	21	1	-	21	-	60
Trade and other accounts receivable	5	79	61	219	17	123	142	646
Long-term investments and loans	5	137	379	329	158	568	-	1,576
Total monetary assets	10	973	579	1,957	201	853	142	4,715
Other financial assets (1)	-	-	-	-	-	-	1,322	1,322
Other assets (2)	-	17,806	23,841	20,343	2,735	12,213	954	77,892

Total assets	10	18,779	24,420	22,300	2,936	13,066	2,418	83,929

Liabilities

Short-term credit from banks and others	-	-	85	658	131	2	-	876
Trade and other accounts payable	179	154	576	437	100	630	222	2,298
Liabilities attributable to assets held for sale	-	-	-	5	-	-	-	5
Debentures (3)	10,846	1,634	6,538	9,289	832	1,194	-	30,333
Convertible debentures	-	-	947	-	-	-	-	947
Interest-bearing loans from banks and others(3)	356	5,804	3,978	922	228	1,370	-	12,658
Other liabilities	1	75	62	252	-	2	-	392

Total financial liabilities	11,382	7,667	12,186	11,563	1,291	3,198	222	47,509

Other liabilities (4)	-	-	-	-	-	-	4,880	4,880

Total liabilities	11,382	7,667	12,186	11,563	1,291	3,198	5,102	52,389

Assets, net of liabilities	(11,372)	11,112	12,234	10,737	1,645	9,868	(2,684)	31,540

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As of the Reporting Date, the Company has linkage basis and cross-currency swaps from CPI-linked NIS to foreign currency totaling NIS 5,083 million, other cross-currency swaps from non-linked NIS to foreign currency totaling NIS 1,627 million and another cross-currency swap from U.S Dollars to Brazilian Reals totaling NIS 785 million.
(4)	Mainly deferred taxes and financial derivatives.

27

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of March 31, 2016

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of March 31, 2016. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,056	1,906	3,653	3,166	1,583	-
Assets in NIS	3,056	7,179	15,655	9,222	1,660	36,772
% of total assets	8	20	43	25	4	100
Liabilities in original currency	12,158	1,098	1,428	1,556	-	-
Cross-currency swap transactions in original currency	(9,883)	195	1,219	806	889	-
Liabilities in original currency	2,275	1,293	2,647	2,362	889	-
Liabilities in NIS adjusted for swaps	2,275	4,869	11,344	6,880	932	26,300
% of total liabilities	9	18	43	26	4	100
Total equity in original currency	781	613	1,006	804	694	-
Total economic equity[3] in NIS	781	2,310	4,311	2,342	728	10,472
% of total equity	8	22	41	22	7	100

1	According to currency exchange rates as of March 31, 2016.
2	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

28

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix C of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

Presented below is a disclosure regarding the forecasted cash flows as of March 31, 2016, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and the making of additional investments, apart from investments and the disposal of assets to which the Company had committed through the approval date of the financial statements:

	1.4.2016 through 31.12.2016	1.1.2017 through 31.12.2017	1.1.2018 through 31.3.2018
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	1,991	762	322
Separate sources:
From operating activities of investees (2)	794	1,245	266
Total sources	794	1,245	266
Separate applications:
Cash outflows for operating activities (3) (5)	(486)	(683)	(255)
Cash outflows for financing activities (4) (5)	(857)	(728)	(8)
Investment in subsidiaries	(339)	-	-
Loans granted to subsidiaries	(46)	-	-
Anticipated dividend distributions (6)	(295)	(274)	-
Total applications	(2,023)	(1,685)	(263)
Balance of liquid assets at the end of the period	762	322	325

As of March 31, 2016, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 8.0 billion.

29

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and approved[1] credit facility balances available for immediate drawdown) relates solely to the Company, and the Company assumes that the overall scope of its credit lines will remain at its current level. In addition, as of March 31, 2016, the Company’s wholly-owned subsidiaries have at their disposal approved[1], unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 1.1 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 1.9 billion, NIS 1.4 billion and NIS 1.4 billion, respectively.

(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, EQY, FCR and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.

(3)	Includes interest payments, tax payments and general and administrative expenses.

(4)	Redemption of principal of debentures in accordance with the debenture terms.

(5)	Based on currency exchange rates and variable interest rates according to bank forecasts and a 0.8% annual rise in the consumer price index. Changes in these assumptions could have an effect on the scope of principal and interest payments.

(6)	In accordance with the Company’s current dividend distribution policy.

Forward-looking information:

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

[1]	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit, subject to compliance with the terms prescribed in the agreements and with respect to which the Group companies pay various commissions, including a credit allocation fee.

30

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2015 PERIODIC
REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2015 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 20, 2016, the Company distributed a dividend to its shareholders in the amount of NIS 90 million (NIS 0.46 per share).
B.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5g to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

A.	For details regarding the conversion of convertible units into 11.4 million EQY shares by LIH and their sale to the public in the United States, refer to Note 3a1 to the financial statements.
B.	For details regarding EQY’s early redemption of debentures in the amount of U.S.$ 101 million, refer to Note 3b1 to the financial statements.
C.	For details regarding an agreement entered into by EQY for the issuance of two series of debentures in the amount of U.S.$ 200 million, refer to Note 5b to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding the sale of 6.5 million FCR shares by the Company for a consideration of C$ 117 million, refer to Note 3a2 to the financial statements.
B.	For details regarding an early redemption of convertible debentures by FCR, refer to Note 5a to the financial statements.
C.	For details regarding an issuance of debt made by FCR in the amount of C$ 150 million, refer to Note 5d to the financial statements.
D.	For details regarding an issuance of equity made by FCR in the amount of C$ 100 million, refer to Note 5f to the financial statements.

Update to Section 10 – Development and construction of residential projects

For details regarding the sale of all the shares in Dori Group owned by Gazit Development, refer to Note 3d to the financial statements.

Update to Section 11.1 – Gazit Development

For details regarding accords for the acquisition of Mr. Ronen Ashkenazi’s interest in Gazit Development, refer to Note 5e to the financial statements.

Update to Section 19 – Financing

For details regarding the repurchase of debentures by the Company, in the amount of NIS 78 million, refer to Note 3b2 to the financial statements.

Update to Section 20 – Taxation

For details regarding a change in corporate tax in Israel with effect from 2016, refer to Note 3c to the financial statements.

31

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CINEMA

	Quarter 1 2016	As of December 31, 2015 and for the year then ended
Value of property (NIS in 000’s)	495,600	495,600
NOI in the period (NIS in 000’s)	8,319	31,893
Revaluation gains (losses) in the period (NIS in 000’s)	(141)	2,402
Average occupancy rate in the period	99.8%	100%
Actual rate of return (%)	6.5%	6.9%
Average annual rental per sq. meter (NIS)	1,481	1,451
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

G TWO

	Quarter 1 2016	As of December 31, 2015 and for the year then ended
Value of property (NIS in 000’s)	281,750	281,750
NOI in the period (NIS in 000’s)	5,245	20,171
Revaluation gains (losses) in the period (NIS in 000’s)	(324)	5,764
Average occupancy rate in the period	96%	99%
Actual rate of return (%)	7.2%	7.2%
Average annual rental per sq. meter (NIS)	928	881
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

G ONE

	Quarter 1 2016	As of December 31, 2015 and for the year then ended
Value of property (NIS in 000’s)	291,200	291,200
Building rights and other adjustments (NIS in 000’s)	15,600	15,600
NOI in the period (NIS in 000’s)	5,279	20,879
Revaluation gains (losses) in the period (NIS in 000’s)	(35)	(8,318)
Average occupancy rate in the period	96%	98.7%
Actual rate of return (%)	7.0%	7.2%
Average annual rental per sq. meter (NIS)	843	830
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

32

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016

Unaudited

33

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of March 31, 2016 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the period of three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain subsidiary, whose assets constitute approximately 17% of total consolidated assets as of March 31, 2016, and whose revenues constitute approximately 18% of total consolidated revenues for the period of three months then ended. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 25, 2016	A Member of Ernst & Young Global

34

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	2,433	2,991	2,125
Short-term investments and loans	60	357	203
Marketable securities	42	45	38
Financial derivatives	50	128	77
Trade receivables	218	582	467
Other accounts receivable	401	389	363
Inventory of buildings and apartments for sale	-	583	522
Income taxes receivable	27	22	24

	3,231	5,097	3,819

Assets classified as held for sale	513	303	826

	3,744	5,400	4,645
NON-CURRENT ASSETS

Equity-accounted investees	2,665	2,196	2,996
Other investments, loans and receivables	743	709	754
Available-for-sale financial assets	889	373	771
Financial derivatives	341	720	702
Investment property	71,799	65,951	70,606
Investment property under development	2,666	3,119	2,587
Fixed assets, net	128	201	170
Intangible assets, net	915	100	900
Deferred taxes	39	87	105

	80,185	73,456	79,591

	83,929	78,856	84,236

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

35

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	876	570	1,062
Current maturities of non-current liabilities	2,228	2,618	2,279
Financial derivatives	40	55	45
Trade payables	500	812	833
Other accounts payable	1,717	1,597	1,521
Advances from customers and buyers of apartments	-	275	326
Income taxes payable	81	93	111

	5,442	6,020	6,177
Liabilities attributed to assets held for sale	5	17	50

	5,447	6,037	6,227
NON-CURRENT LIABILITIES

Debentures	29,043	27,931	29,480
Convertible debentures	603	1,162	921
Interest-bearing loans from banks and others	12,064	9,428	11,457
Financial derivatives	133	95	93
Other liabilities	392	450	402
Deferred taxes	4,707	4,331	4,661

	46,942	43,397	47,014

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	232	249
Share premium	4,985	4,413	4,983
Retained earnings	4,839	5,209	5,207
Foreign currency translation reserve	(2,936)	(2,162)	(3,103)
Other reserves	262	171	197
Treasury shares	(21)	(21)	(21)

	7,378	7,842	7,512
Non-controlling interests	24,162	21,580	23,483

Total equity	31,540	29,422	30,995

	83,929	78,856	84,236

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

May 25, 2016
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO and Director	Adi Jemini CFO

36

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions (except for per share data)

Rental income	1,539	1,527	6,150
Property operating expenses	487	499	1,966

Net operating rental income	1,052	1,028	4,184

Fair value gain from investment property and investment property under development, net	249	107	711
General and administrative expenses	(175)	(170)	(726)
Other income	9	4	31
Other expenses	(18)	(501)	(795)
Company's share in earnings of equity-accounted investees, net	35	31	234

Operating income	1,152	499	3,639

Finance expenses	(723)	(309)	(1,831)
Finance income	60	617	852

Income before taxes on income	489	807	2,660
Taxes on income	101	63	166

Net income from continuing operations	388	744	2,494
Loss from discontinued operation, net	(230)	(17)	(188)
Net income	158	727	2,306

Attributable to:

Equity holders of the Company	(278)	376	620
Non-controlling interests	436	351	1,686

	158	727	2,306

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	(0.42)	2.15	4.05
Basic loss from discontinued operation	(1.00)	(0.04)	(0.58)
Total basic net earnings (loss)	(1.42)	2.11	3.47
Diluted net earnings (loss) from continuing operations	(0.44)	2.15	4.02
Diluted loss from discontinued operation	(1.00)	(0.05)	(0.57)
Total diluted net earnings (loss)	(1.44)	2.10	3.45

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

37

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions

Net income	158	727	2,306

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	165	(2,010)	(3,834)
Losses on cash flow hedges (1)	(48)	(28)	(25)
Net gains (losses) on available-for-sale financial assets	106	(26)	(66)
Exercise of capital reserves of sale of previously consolidated subsidiary	51	-	-
Exercise of capital reserves of company accounted for using the equity method	-	452	452
Total other comprehensive income (loss)	274	(1,612)	(3,473)

Total comprehensive income (loss)	432	(885)	(1,167)

Attributable to:
Equity holders of the Company (2)	(20)	(166)	(901)
Non-controlling interests	452	(719)	(266)

	432	(885)	(1,167)

(1) Includes Group's share in other comprehensive income of equity- accounted investees	1	18	22

(2) Breakdown of total comprehensive loss attributable to equity holders of the Company:

Net income (loss)	(278)	376	620
Exchange differences on translation of foreign operations	124	(959)	(1,900)
Losses on cash flow hedges	(15)	(9)	(7)
Net gains (losses) on available-for-sale financial assets	106	(26)	(66)
Exercise of capital reserves of sale of previously consolidated subsidiary	43	-	-
Exercise of capital reserves of company accounted for using the equity method	-	452	452

	(20)	(166)	(901)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

38

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2016 (audited)	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995

Net income (loss)	-	-	(278)	-	-	-	(278)	436	158
Other comprehensive income	-	-	-	167	91	-	258	16	274

Total comprehensive income (loss)	-	-	(278)	167	91	-	(20)	452	432

Exercise and forfeiture of Company's share options into company's shares	*-)	2	-	-	(2)	-	*-)	-	*-)
Cost of share-based payment	-	-	-	-	2	-	2	10	12
Dividend declared **)	-	-	(90)	-	-	-	(90)	-	(90)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	(18)	(18)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	(56)	-	(56)	233	177
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	1	-	1	(2)	(1)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	(1)	(1)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(292)	(292)

Balance as of March 31, 2016	249	4,985	4,839	(2,936)	262	(21)	7,378	24,162	31,540

*)	Represents an amount of less than NIS 1 million.
**)	In the three month ended in March 31, 2016 the Company declared a dividend in an amount of NIS 0.46 per share (a total of approximately NIS 89.9 million) that was paid on April 20, 2016.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

39

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2015 (audited)	232	4,411	4,915	(1,641)	127	*-)	(21)	8,023	17,847	25,870
Net income	-	-	376	-	-	-	-	376	351	727
Other comprehensive loss	-	-	-	(521)	(21)	-	-	(542)	(1,070)	(1,612)

Total comprehensive income (loss)	-	-	376	(521)	(21)	-	-	(166)	(719)	(885)
Exercise of Company's share options into Company's shares	*-)	2	-	-	(2)	-	-	*-)	-	*-)
Repayment of loans to purchase shares	-	-	*-)	-	-	*-)	-	*-)	-	*-)
Cost of share-based payment	-	-	-	-	1	-	-	1	14	15
Dividend paid	-	-	(82)	-	-	-	-	(82)	-	(82)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	4,111	4,111
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(11)	-	-	(11)	11	-
Capital issuance to non-controlling interests	-	-	-	-	77	-	-	77	748	825
Acquisition of non-controlling interests	-	-	-	-	-	-	-	-	(6)	(6)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(426)	(426)

Balance as of March 31, 2015	232	4,413	5,209	(2,162)	171	-	(21)	7,842	21,580	29,422

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

40

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2015	232	4,411	4,915	(1,641)	127	*-)	(21)	8,023	17,847	25,870

Net income	-	-	620	-	-	-	-	620	1,686	2,306
Other comprehensive loss	-	-	-	(1,462)	(59)	-	-	(1,521)	(1,952)	(3,473)

Total comprehensive income (loss)	-	-	620	(1,462)	(59)	-	-	(901)	(266)	(1,167)

Issue of shares net of issuance expenses	17	569	-	-	-	-	-	586	-	586
Exercise and forfeiture of share options into Company's shares	*-)	3	-	-	(3)	-	-	*-)	-	*-)
Repayment of loans to purchase shares	-	-	-	-	-	*-)	-	*-)	-	*-)
Cost of share-based payment	-	-	-	-	3	-	-	3	46	49
Dividend paid	-	-	(328)	-	-	-	-	(328)	-	(328)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	4,250	4,250
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(76)	-	-	(76)	76	-
Capital issuance to non-controlling interests	-	-	-	-	85	-	-	85	2,366	2,451
Sale of shares to non-controlling interests	-	-	-	-	108	-	-	108	453	561
Acquisition of non-controlling interests	-	-	-	-	12	-	-	12	(209)	(197)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(2)	(2)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(1,078)	(1,078)

Balance as of December 31, 2015	249	4,983	5,207	(3,103)	197	- *)	(21)	7,512	23,483	30,995

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

41

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions

Cash flows from operating activities:

Net income	158	727	2,306

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance (income) expenses, net	663	(306)	991
Company's share in earnings of equity-accounted investees, net	(35)	(35)	(242)
Fair value gain from investment property and investment property under development, net	(249)	(107)	(711)
Depreciation and amortization	8	11	89
Taxes on income	101	58	183
Impairment loss of other assets	-	4	20
Capital (gain) loss, net	(1)	6	106
Change in employee benefit liability	-	-	1
Loss from decrease in holding interest and disposal of investees, net	-	1,531	1,531
Loss from sale of previously consolidated subsidiary (Note 3d)	230	-	-
Gain from bargain purchase	-	(1,065)	(1,065)
Cost of share-based payment	12	13	45
	729	110	948

Changes in assets and liabilities items:

Decrease (increase) in trade receivables and other accounts receivable	(147)	(89)	57
Decrease (Increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	-	(26)	29
Increase (decrease) in trade and other accounts payable	42	(92)	(55)
Increase (decrease) in tenants' security deposits, net	(11)	(8)	1

	(116)	(215)	32

Net cash provided by operating activities before interest, dividend and taxes	771	622	3,286

Cash received and paid during the period for:

Interest paid	(461)	(465)	(1,830)
Interest received	11	15	43
Dividend received	17	20	70
Taxes paid	(48)	(17)	(55)
	(481)	(447)	(1,772)

Net cash provided by operating activities	290	175	1,514

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

42

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions

Cash flows from investing activities:

Initial consolidation of investment previously accounted for using the equity method (a)	-	1,145	1,145
Acquisition of initially consolidated subsidiary (b)	-	-	(2,233)
Proceeds from sale of previously consolidated subsidiary (c)	(105)	-	-
Investment return and proceeds from sale of investees	128	6	185
Investment and loans to investees	(56)	(127)	(1,193)
Acquisition, construction and development of investment property	(997)	(861)	(3,338)
Changes in working capital items in relation with investing activities	337	-	-
Investments in fixed assets	(1)	(2)	(15)
Proceeds from sale of investment property net of tax paid	798	393	1,164
Proceeds from sale of fixed assets	1	-	*-)
Grant of long-term loans	(54)	(38)	(61)
Collection of long-term loans	14	14	97
Short-term investments, net	43	2	(19)
Investment in financial assets	(26)	(8)	(529)
Proceeds from sale of financial assets and deposits withdrawal	28	270	360

Net cash provided by (used in) investing activities	110	794	(4,437)

Cash flows from financing activities:

Issue of shares net of issuance expenses	-	-	586
Repayment of loans granted for purchase of Company's shares	-	*-)	*-)
Exercise of share options into Company's shares	*-)	*-)	*-)
Capital issuance to non-controlling interests, net	110	790	2,284
Acquisition of non-controlling interests	(1)	(6)	(197)
Sale of shares to non-controlling interest net of tax paid	327	-	482
Dividend paid to equity holders of the Company	-	-	(328)
Dividend paid to non-controlling interests	(272)	(402)	(1,087)
Receipt of long-term loans	644	202	3,224
Repayment of long-term loans	(578)	(490)	(4,251)
Receipt (repayment) of long-term credit facilities from banks, net	206	390	482
Short-term credit from banks and others, net	21	84	428
Repayment and early redemption of debentures and convertible debentures	(510)	(77)	(2,582)
Issue of debentures and convertible debentures	-	1,087	5,624
Net cash provided by (used in) financing activities	(53)	1,578	4,665

Exchange differences on balances of cash and cash equivalents	(39)	(206)	(267)

Increase in cash and cash equivalents	308	2,341	1,475

Cash and cash equivalents at the beginning of the period	2,125	650	650

Cash and cash equivalents at the end of the period	2,433	2,991	2,125

*)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

43

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2016	2015	2015
		Unaudited		Audited
		NIS in millions
(a)	Initial consolidation of investment previously accounted for using the equity method:

	Working capital (excluding cash and cash equivalents):
	Current assets	-	(245)	(245)
	Current liabilities	-	360	360
		-	115	115

	Non-current assets	-	(13,375)	(13,375)
	Non-current liabilities	-	6,345	6,345
	Non-controlling interests	-	4,111	4,111
	Realization of capital reserves	-	452	452
	Realization of investment accounted for using the equity method	-	3,963	3,963
	Loss on revaluation of previous investment	-	(1,531)	(1,531)
	Gain from bargain purchase	-	1,065	1,065

	Increase in cash and cash equivalents	-	1,145	1,145

(b)	Acquisition of initially consolidated subsidiaries:

	Working capital (excluding cash and cash equivalents):
	Current assets, net	-	-	(34)
	Non-current assets	-	-	(6,294)
	Non-current liabilities	-	-	4,758
	Non-controlling interests in initially consolidated subsidiary	-	-	139
	Goodwill generated in the acquisition	-	-	(802)

	Increase in cash and cash equivalents	-	-	(2,233)

(c)	Proceeds from sale of previously consolidated subsidiary:
	assets and liabilities of consolidated subsidiaries at date of acquisition:

	Working capital (excluding cash and cash equivalents):	(79)	-	-
	Non-current assets	82	-	-
	Non-current liabilities	(305)	-	-
	Non-controlling interests	(18)	-	-
	Gain from sale of previously consolidated subsidiaries	164	-	-
	Capital reserves	51	-	-

	Decrease in cash and cash equivalents:	(105)	-	-

(d)	Significant non-cash transactions:
	Acquisition of investment property net of loans assigned, for consideration of shares of equity accounted investee	-	-	167
	Conversion, early redemption and interest payment of convertible debentures into subsidiary's shares	24	31	175
	Dividend payable to equity holders of the Company	90	82	-
	Dividend payable to non-controlling interests	96	109	76

(e)	Additional information:
	Tax paid included under investing and financing activities	-	16	142

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

44

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These consolidated financial statements have been prepared in a condensed format as of March 31, 2016 and for the three months then ended (the "reporting period" and collectively: "interim consolidated financial statements"). These condensed interim consolidated financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015 and for the year then ended and accompanying notes, that were authorized by the board of directors on March 30, 2016 ("annual financial statements").

b.	As of March 31, 2016 (the "reporting date"), the Company in the consolidation (the “Group”) has a working capital deficiency of New Israeli Shekels ("NIS") 1.7 billion. The Group has unused approved credit facilities in the amount of NIS 7.9 billion available for immediate drawdown. Furthermore, subsequent to the reporting date the Group engage in agreements to rais long term debt and capital in net amount of NIS 1.5 billion, also refer to Note 5. The Company's management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group's companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	Capital issuance by the Group

1.	In January 2016, Liberty International Holdings Limited ("LIH") converted its convertible units into 11.4 million EQY’s shares and sold EQY’s shares to the public through a public offering published by EQY in the United States. As a result of the conversion, the Group's interest in EQY decreased from 38.4% to 35.3% and the Group recognized an equity decrease during the first quarter of 2016 at the amount of NIS 51 million which recognized in capital reserves.

2.	During January 2016, the company sold 6.5 million FCR's shares to the public in Canada for consideration of C$ 117 million (NIS 327 million). As a result of the sale, the Group's interest in FCR decreased from 42.2% to 39.3% and the Group recognized an equity increase during the first quarter of 2016 at amount of NIS 31 million which recognized in capital reserves.

45

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

b.	Debt raising and redemption by the Group

1.	In February 2016, EQY early redeemed debentures at the amount of U.S.$ 101 million (NIS 394 million) which bear interest of 6.25% and their original maturity date applies to January 2017. As a result of the early redemption EQY recognized loss at the amount of U.S.$ 5.2 million (NIS 20 million) during the first quarter of 2016.

2.	During the first quarter of 2016, the Company repurchased debentures with par value of NIS 70 million (series A,B,C,F and I) through market trades in consideration for NIS 78 million.The purchase had no material impact on the Company's financial statements. The debentures were cancelled and delisted.

3.	In March 2016, the Company, a company controlled by Mr. Ronen Ashkenazi, who owns 15.3% of the shares of Gazit Development (“Ashkenazi's Company”) and Gazit Development entered into an agreement pursuant to which Gazit Development has granted the Company an interest bearing perpetual capital note in an amount of NIS 375 million that bears interest in the rate of Prime plus 2.5% (which is payable only on the date of a dividend distribution or upon liquidation). The capital note is convertible into shares of Gazit Development any time after the elapse of 24 months from the date of its issuance, subject to the Company’s undertaking not to convert it if certain conditions are fulfilled. In the event of the capital note being converted, wholly or partly, Gazit Development has undertaken to grant to Ashkenazi Company, on the date of the capital note’s conversion and for no additional consideration, warrants to acquire shares of Gazit Development, in such a quantity that the Ashkenazi Company’s fully-diluted interest following the grant will be identical to its fully-diluted interest immediately prior to the conversion. The warrants will be exercisable from the date of their grant until the elapse of three years at an exercise price equal to the share price at which the conversion of the capital note by the Company will be performed with addition of annual interest rate of 6.665% and linked to the increase in the CPI. In parallel, Gazit Development has repaid the balance of its debt to the Company in an amount of NIS 375 million, whose due date for repayment was December 31, 2016.

c.	Other events

The Israeli corporate tax rate was 25% for 2013 and 26.5% for 2014 and 2015. On January 1, 2016 came into force the law Income Tax Ordinance (No. 216)(Corporate tax rate)- 2016, whereby the corporate tax rate starting January 1, 2016 will be 25%. The tax rate decrease had no material effect on the company’s financial statements. As a result of the reduced tax rate, a subsidiary recognized tax income at the amount of NIS 16 million (the Company's share - NIS 14 million).

d.	Discontinued operation

On January 13, 2016, the Company announced that Gazit Development’s board of directors had announced its decision to act to sell up to the entire amount of Gazit’s Development’s rights (held directly and indirectly) in Dori Group and, on January 14, 2016, Gazit’s Development’s entire interest (held directly and indirectly) in the shares of Dori Group was sold, mainly within the framework of an off-exchange trade, for a total consideration of NIS 10.7 million.

As a result of the sale, with effect from the first quarter of 2016, the Company ceased to consolidate Dori Construction’s activities in its financial statements, which constitutes a separate operating segment in these financial statements.

As a result of sale of Dori Group’s shares as referred to above, the Company present its investment in the aforesaid capital notes and loans at their fair value on the selling date in the amount of NIS 135 million. Accordingly, in the first quarter of 2016, the Company recognized a net loss from selling the shares, an impairment of the capital notes and loans and exercise of capital reserves on translation of foreign operations at the amount of NIS 230 million (the Company's share – NIS 195 million). The net loss from the sale of Dori Group presented separately as a discontinued operation in the financial statements, the comparison details in respect of Dori Group has been adjusted retrospectively as discontinued operation.

46

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

Below are the results of operations relating to discontinued operation*:

	Three months ended March 31,	Year ended December 31,
	2015
	Audited	Unaudited
	NIS in millions

Revenues from sale of buildings, land and construction works performed	349	1,153
Cost of buildings sold, land and construction works performed	355	1,249
Gross loss	(6)	(96)
General and administrative expenses	(17)	(68)
Other expenses	(1)	(3)
Company’s share in earnings of equity-accounted investees, net	4	8
Operating loss	(20)	(159)
Finance expenses	(3)	(21)
Finance income	1	9
Taxes on income (tax benefit)	5	(17)
Loss from discontinued operation, net	(17)	(188)
Attribute to:	(14)	(159)
Equity holders of the Company	(3)	(29)
Non-controlling interest	(17)	(188)

Below is the net cash flows relating to discontinued operation and that provided by (used in) activities:

	Three months ended March 31,	Year ended December 31, 2015
	Audited	Unaudited
	NIS in millions

Operating	(66)	(132)
Investing	7	46
Financing	(20)	(146)

*)	Results from operation and net cash flows relating to discontinued operation for the three months ended March 31, 2016, are immaterial since the activity was sold on January 14, 2016.

47

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2016		March 31, 2015		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	30,333	31,785	29,597	32,103	30,895	32,231
Convertible debentures	947	989	1,162	1,234	921	962
Interest bearing loans from banks and others	12,663	12,788	10,396	10,673	12,321	12,492

	43,943	45,562	41,155	44,010	44,137	45,685

b.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2015. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

48

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	In April 2016 FCR early redeemed a series of convertible debenture (Series H and G) at the amount of C$ 121 million (NIS 352 million), the full redemption price and any accrued interest owing on each series of convertible debentures was satisfied 50% by the issuance of common shares and 50% in cash. As a result of the convertion the Company's interest in FCR decreased to approximately 38.7% and the Group is expected to recognize an increase in equity in the amount of NIS 12 million which will be carried to capital reserves.

b.	In April 2016 EQY entered into a note purchase agreement for the issuance of U.S$ 200 million (NIS 753 million) of two series of unsecured debentures. On May 2016, EQY issued series A in the amount of U.S.$ 100 million par value, the debenture bear an annual interest rate of 3.81%. On August 2016, EQY expect to issue series B in the amount of U.S.$ 100 million par value, the debenture bear an annual interest rate of 3.91%. Both series payable in one installment on 2026.

c.	In April 2016, the shareholders' agreement between the Company and Aloney-Hetz in respect of their holdings in FCR, was canceled.

d.	In May 2016 FCR issued to the public in Canada C$ 150 million par value (NIS 437 million) unsecured debentures (series T). The debentures bear a fixed nominal annual interest rate of 3.604% and payable in one installment on May 6, 2026.

e.	In May 2016, the Company, Gazit Development and a company owned by Mr. Ronen Ashkenazi, who owns 15.3% (and 25% on a fully diluted basis) of the share capital of Gazit Development ("Ashkenazi's Company") have reached accords, whereby, inter alia, it has been agreed that the holdings of Ashkenazi's Company in Gazit Development will be acquired by the Company. In addition, it has been agreed that Mr. Ronen Ashkenazi will terminate his service as the CEO of Gazit Development and also that Gazit Development, directly and indirectly, will sell to Ashkenazi's Company its rights in two plots of land, an office building in Israel (for which Ashkenazi's Company will be entitled to receive partial funding from Gazit Development) and some of the shares of the subsidiaries that own real estate in Bulgaria and Macedonia (with the balance of the shares continuing to be indirectly owned by Gazit Development), these being properties that are not part of the Company’s core operations. Upon closing the transaction, the Company will own all the shares of Gazit Development. The parties are working toward signing a detailed agreement in accordance with the aforesaid accords.

The transaction in its entirely is immaterial to the Company. Moreover, it should be noted that the proceeds for the transaction with respect to Gazit Development real-estate assets value was immaterially higher than its books value.

f.	In May 2016, FCR entered into an agreement with a consortium of underwriters to raise capital by means of the sale of 4.7 million shares a price of C$ 21.10 per share and in the total amount of C$ 100 million (approximately NIS 291 million). As part of the agreement, FCR has granted the underwriters an option, for thirty days from the closing of the offering, to acquire up to 711 thousand additional shares at the offer price. Should the option be exercised in full, the scope of the offering will increase to C$ 115 million. The offering is expected to be closed on May 26, 2016 or on a date adjacent thereto, subject to regulatory approvals.

Following the offering, the Company’s holding interest in FCR decreased to 37.9% (Without the exercise of an option granted to the underwriters) and the Group is expected to recognize an increase in equity of NIS 25 million, which will be carried to capital reserves.

g.	On May 25, 2016, the Company declared a dividend in the amount of NIS 0.35 per share (a total of approximately NIS 68.4 million), payable on June 16, 2016 to the shareholders of the company on June 8, 2016.

49

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports four reportable segments according to the management approach of IFRS 8. In light of the classification of Dori Group's results of operations as part of Loss from discontinued operation, Dori Group has ceased to be presented as a reportable segment – "Initiation and performance of construction works".

The comparison details adjusted retrospectively.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months ended March 31 2016

Segment revenues	369	478	397	275	81	(61)	1,539

Segment gross profit (loss)	274	293	272	194	61	(42)	1,052
Segment operating profit (loss)	141	269	255	154	51	282	1,152

Finance expenses, net							(663)

Income before taxes on income							489

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months ended March 31, 2015

Segment revenues	349	522	312	311	87	(54)	1,527

Segment Gross profit (loss)	258	319	208	218	68	(43)	1,028
Segment operating profit (loss)	144	303	186	174	58	(366)	499

Finance expenses, net							308

Income before taxes on income							807

50

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended December 31, 2015

Segment revenues	1,400	2,001	1,421	1,192	344	(208)	6,150

Segment Gross profit (loss)	1,036	1,254	989	834	250	(179)	4,184

Segment Operating profit	559	1,134	754	632	163	397	3,639

Finance expenses, net							(979)

Income before taxes on income							2,660

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe (*)	Shopping centers in central- eastern Europe	Other segments	Consolidation adjustments (**)	Total
	Unaudited
	NIS in millions

March 31, 2016	11,814	24,322	22,971	12,738	4,571	7,513	83,929

March 31, 2015	11,916	24,829	14,810	12,631	5,020	9,650	78,856

December 31, 2015
(Audited)	12,253	23,179	21,679	12,892	4,454	9,779	84,236

(*)	The increase in segment "Shopping centers in North Europe" as of December 31, 2015 and in the reporting period compared to March 31, 2015 is mainly due to acquisition of properties in Norway in July, 2015.
(**)	Consolidation adjustments as of March 31, 2015 and as of December 31, 2015 includes assets of discontinued operation.

51

GAZIT-GLOBE LTD.

Financial Data from the Consolidated Interim Financial Statements

Attributable to the Company

As of March 31, 2016

52

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. ("the Company") as of March 31, 2016 and for the period of three months then ended. The Company's Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,781 million as of March 31, 2016, and for which the Company's share of its earnings amounted to NIS 62 million in the period of three months then ended. The financial statement of this company was reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statement with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 25, 2016	A Member of Ernst & Young Global

53

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group's consolidated interim financial statements as of March 31, 2016 published as part of the interim reports ("consolidated financial statements") attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

54

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	602	174	661
Short term loans and current maturities of long-term loans to subsidiaries	256	381	187
Financial derivatives	41	121	45
Other accounts receivable	7	3	3
Preferred shares of subsidiary	108	-	329

Total current assets	1,014	679	1,225

NON-CURRENT ASSETS

Financial derivatives	331	717	680
Loans to subsidiaries	5,604	6,585	5,610
Investments in subsidiaries	13,980	12,594	13,593
Fixed assets, net	2	4	3

Total non-current assets	19,917	19,900	19,886

Total assets	20,931	20,579	21,111

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

55

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks	1	-	-
Current maturities of non-current liabilities	937	963	977
Financial derivatives	15	-	20
Trade payables	6	5	3
Other accounts payable	77	95	165
Current tax payable	43	28	43
Dividend payable	90	82	-

Total current liabilities	1,169	1,173	1,208

NON-CURRENT LIABILITIES

Loans from banks and others	1,513	1,025	1,396
Debentures	10,870	10,539	10,994
Deferred taxes	1	*-)	1

Total non-current liabilities	12,384	11,564	12,391

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	232	249
Share premium	4,985	4,413	4,983
Reserves	(2,695)	(2,012)	(2,927)
Retained earnings	4,839	5,209	5,207

Total equity	7,378	7,842	7,512

Total liabilities and equity	20,931	20,579	21,111

*) Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

May 25, 2016
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO and Director	Adi Jemini CFO

56

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions

Management fees from related companies	1	1	2
Finance income from subsidiaries	50	48	229
Other finance income	-	577	721

Total income	51	626	952

General and administrative expenses	16	13	53
Finance expenses	387	-	536
Other expenses	-	407	407

Total expenses	403	420	996

Profit (loss) before income from subsidiaries, net	(352)	206	(44)

Income from subsidiaries, net	78	148	646

Income (loss) before taxes on income	(274)	354	602

Taxes on income (tax benefit)	4	(22)	(18)

Net income (loss) attributed to the Company	(278)	376	620

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions

Net income (loss) attributed to the Company	(278)	376	620

Other comprehensive income (loss) attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	(110)	94	9
Loss on available for sale securities	-	(21)	(21)
Realization of currency translation reserve of foreign operation	-	407	407

Other comprehensive income (loss) attributed to the Company	(110)	480	395

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	368	(1,022)	(1,916)

Total other comprehensive income (loss) attributed to the Company	258	(542)	(1,521)

Total comprehensive loss attributed to the Company	(20)	(166)	(901)

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

58

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributed to the Company	(278)	376	620

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	1	*-)	2
Finance expense (income), net	337	(625)	(414)
Income from subsidiaries, net	(78)	(148)	(646)
Realization of currency translation reserve of foreign operating	-	407	407
Cost of share-based payment	2	1	3
Taxes on income (Tax benefit)	4	(22)	(18)

	266	(387)	(666)
Changes in assets and liabilities of the Company:

Increase in other accounts receivable	(5)	(3)	-
Decrease in trade payables and other accounts payable	(1)	(14)	(26)

	(6)	(17)	(26)
Cash paid and received during the year by the Company for:

Interest paid	(220)	(217)	(649)
Interest received from subsidiaries	38	52	217
Taxes paid	(6)	(9)	(11)
Dividend received	-	2	3
Dividend received from subsidiaries	62	164	164

	(126)	(8)	(276)

Net cash used in operating activities of the Company	(144)	(36)	(348)

*) Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
Cash flows from investing activities of the Company

Investment in fixed assets	*-)	*-)	*-)
Proceeds from sale of fixed assets	-	-	*-)
Investments in subsidiaries	(31)	(271)	(2,215)
Redemption of preferred shares of subsidiary	224	48	271
Loans repaid by (granted to) subsidiaries, net	(32)	(960)	154
Proceeds from sale of marketable securities	-	182	182

Net cash provided by (used in) investment activities of the Company	161	(1,001)	(1,608)

Cash flows from financing activities of the Company:

Issue of shares less issue expenses	-	-	586
Exercise of stock options into shares	*-)	*-)	*-)
Repayment of loans for purchase of company shares	-	*-)	*-)
Dividend paid to equity holders of the Company	-	-	(328)
Issue of debentures less issue expenses	-	789	2,183
Repayment and early redemption of debentures	(85)	(8)	(969)
Repayment of long-term credit facilities from banks, net	51	390	1,102

Net cash provided by (used in) financing activities of the Company	(34)	1,171	2,574

Exchange differences on balance of cash and cash equivalents	(42)	(5)	(2)

Increase (decrease) in cash and cash equivalents	(59)	129	616

Cash and cash equivalents at the beginning of period	661	45	45

Cash and cash equivalents at the end of period	602	174	661

Dividend payable to equity holders of the Company	90	82	-

Issuance of capital notes by a subsidiary against repayment of loan	375	-	-

*) Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

a.	General

This separate financial information as of March 31, 2016 and for the three months periods then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2015 and for the year then ended and accompanying notes thereto, that were authorized by the board of directors on March 30, 2016 and with financial information in the interim condensed consolidated financial statements as of March 31, 2016.

b.	As of March 31, 2016 (the "reporting date"), the Company has a working capital deficiency of NIS 0.2 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.3 billion available for immediate drawdown. The Company's management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	In the first quarter of 2016, CTY declared a quarterly dividend in the amount of € 33 million. The Company's share of this dividend, paid in March 2016, amounted to NIS 62 million. In addition, CTY announced that as of 2016, quarterly dividend will distribute by the company instead of annually.

2.	For details regarding re-purchase of debentures by the Company in the stock exchange, refer to Note 3b2 to the consolidated interim financial statements.

3.	For details regarding change in Israeli corporate tax, refer to Note 3c to the consolidated interim financial statements.

4.	For details regarding capital note issuance by Gazit Development to the company in the amount of NIS 375 million, refer to note 3b3 to the consolidated interim financial statements.

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2016		March 31, 2015		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	11,795	12,440	11,502	12,952	11,959	12,649
Loans from banks and others	1,525	1,535	1,025	1,045	1,408	1,414

	13,320	13,975	12,527	13,997	13,367	14,063

2.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2015. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

e.	Events after the reporting date

For details regarding accords for the acquisition of Mr. Ashkenazi (who owns the remaining shares of Gazit Development) interest in Gazit Development by the Company, refer to Note 5e to the consolidated interim financial statements.

f.	Dividend declared

On May 25, 2016, the Company declared a dividend in the amount of NIS 0.35 per share (estimated at a total of NIS 68.4 million), payable on June 16, 2016 to the shareholders of the Company on June 8, 2016.

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the

Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the

Disclosure in accordance with Israeli Securities’ Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation's financial reporting and disclosure.

For the purposes of this matter, the members of management are:

For the purposes of this matter, the members of management are:

1.	Rachel Lavine, Chief Executive Officer;

2.	Adi Jemini, Chief Financial Officer;

3.	Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation's existing controls and procedures, which were designed by the Chief Executive Officer and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation's Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Periodic Report for the period ended December 31, 2015 (the “Last Annual Report regarding Internal Control”), the Board of Directors and management evaluated the internal control at the Corporation. Based on this evaluation, the Corporation's Board of Directors and management reached the conclusion that the aforesaid internal control, as of December 31, 2015, is effective.

Other than as stated below with regard to ATR and Sektor, through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as expressed within the framework of the Last Annual Report regarding Internal Control.

In light of that stated above and below, as of the date of the report, based on the evaluation of the effectiveness of the internal control in the Last Annual Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Acquisition of Atrium European Real Estate Limited (“ATR”):

During the first quarter of 2015, the Corporation acquired additional ATR shares and became the sole controlling shareholder of ATR. For details regarding the acquisition, refer to Note 9c2 to the consolidated financial statements for 2015.

This Report regarding Effectiveness of Internal Control over Financial Reporting does not include an evaluation of the effectiveness of internal control over financial reporting with respect to ATR, since the gaining of control over ATR and the initial consolidation of ATR took place during 2015, and through the date of the report, the Corporation has not yet concluded the assessment of internal control over financial reporting of ATR.

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

ATR’s total assets and its total revenues included in the consolidated financial statements as of and for the three months ended March 31, 2016 amounted to NIS 14.2 billion and NIS 0.3 billion, respectively, which constitute 16.9% and 17.9%, respectively, of the consolidated assets and the consolidated revenues of the Corporation. In view of the materiality of the amounts of ATR’s total assets and total revenues for the Corporation, in conjunction with the fact that ATR operates in several countries in Central and Eastern Europe, by means of local management teams in most of the regions in which it operates, a significant preparation period is required in order to implement the compliance and reporting requirements applying to the Corporation in connection with the effectiveness of the internal control over financial reporting of ATR, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management is acting to extend the reporting regarding effectiveness of the Corporation’s internal control over financial reporting, so that ATR’s internal control over financial reporting will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of ATR operating as an independently-managed business unit, the acquisition of ATR is not expected to have a material effect on the internal control over financial reporting in other business units of the Corporation.

Through the date of the report, the Corporation’s management has held meetings with ATR’s management for presenting the relevant compliance and reporting requirements applying to the Corporation, and has engaged local consultants in the regions in which ATR operates to assist the Corporation and ATR’s management in implementing the statutory requirements applying to the Corporation relating to the evaluation of the effectiveness of ATR’s internal control over financial reporting, according to the following milestones:

In the first stage, a planning memorandum was completed to determine the scoping of ATR’s business units, the business processes, information systems and the relevant line items in ATR’s consolidated financial statements, taking into consideration their level of materiality and mapping their inherent risks; in the second stage a risk assessment was undertaken, with respect to the design and implementation of internal control over financial reporting, while validating the control design and implementation; and the third stage (currently under planning) will include the validation of operating effectiveness of internal controls over financial reporting, interim evaluation of operating effectiveness, remediation of deficiencies and, finally, re-examination of operating effectiveness and reporting.

Acquisition of Sektor Gruppen AS (“Sektor”):

During the third quarter of 2015, the Corporation’s subsidiary CTY acquired 100% of Sektor’s share capital and as a result, CTY and the Corporation now consolidate Sektor in their financial statements. For details regarding the acquisition, refer to Note 9f7 to the consolidated financial statements for 2015.

This Report regarding Effectiveness of Internal Control over Financial Reporting does not include an evaluation of the effectiveness of internal control over financial reporting with respect to Sektor, since the gaining of control over Sektor and the initial consolidation of Sektor took place during 2015, and through the date of the report, the Corporation has not yet concluded the assessment of internal control over financial reporting of Sektor.

Sektor’s total assets and its total revenues included in the consolidated financial statements as of and for the three months ended March 31, 2016 amounted to NIS 7 billion and NIS 0.1 billion, respectively, which constitute 8.3% and 5.1%, respectively, of the consolidated assets and the consolidated revenues of the Corporation. Since Sektor operates in Norway, which constitute a new business and geographic unit of the Group, a significant preparation period is required in order to implement the compliance and reporting requirements applying to the Corporation in connection with the effectiveness of the internal control of Sektor, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management through CTY, is acting to extend the reporting regarding effectiveness of the Corporation’s internal control over financial reporting, so that Sektor’s internal control over financial reporting will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of Sektor operating as an independent business and geographic unit, the acquisition of Sektor is not expected to have a material effect on the internal control over financial reporting in other business units of the Corporation.

Through the date of the report, the Corporation’s management through CTY, has made an assessment for including Sektor within the framework of the Report regarding Effectiveness of Internal Control, has held meetings with Sektor’s management for presenting the relevant compliance and reporting requirements applying to the Corporation, and has engaged consultants to assist the Corporation and CTY’s management in implementing the statutory requirements applying to the Corporation relating to the evaluation of the effectiveness of Sektor’s internal control over financial reporting, according to the following milestones:

In the first stage, a planning memorandum was prepared, for determining the scoping of Sektor’s business processes, information systems and the relevant line items in Sektor’s financial statements, taking into consideration their level of materiality and mapping their inherent risks; in the second stage a risk assessment has been performed, with respect to the design and implementation of internal control over financial reporting, which is currently being followed by validating the control design and implementation; and the third stage (currently under planning) will include the validation of operating effectiveness of internal controls over financial reporting, interim evaluation of operating effectiveness, remediation of deficiencies and, finally, re-examination of operating effectiveness and reporting.

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the Chief Executive Officer in accordance with Israeli Securities’ Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the Chief Executive Officer

I, Rachel Lavine, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2016 (the “Statements");

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the Chief Executive Officer is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 25, 2016
Rachel Lavine, CEO and Director

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

B)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities’ Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

(1)	I, Adi Jemini, declare that:

(2)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the "Corporation") for the first quarter of 2016 (the "Statements" or the "Statements for the Interim Period");

(3)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(4)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(5)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(6)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)

Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 25, 2016
Adi Jemini, CFO

67